UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-223264

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2018	December 31, 2017
PLAN ASSETS AND LIABILITIES
Total Plan Assets	$8,567,493	$13,216,655
Net Assets Available for Benefits	$8,567,493	$13,216,655

Note:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department of Labor (DOL) Form 5500, Schedule I.

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended
December 31, 2018
INCOME, EXPENSES AND TRANSFERS

ADDITIONS (SUBTRACTIONS):
Contributions:
Participant contributions	$68,537
Employer contributions	25,262
Total contributions	93,799

Investment Loss:
Interest	654
Dividends	173,369
Net depreciation in fair value of investments	(637,107)
Loss from Master Trust	(91,364)
Net investment loss	(554,448)

Interest income on notes receivable from participants	459
Total subtractions	(460,190)

DEDUCTIONS:
Benefits paid to participants	2,942,544
Administrative expenses	1,169
Total deductions	2,943,713

NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(3,403,903)

TRANSFER OF PARTICIPANTS' ASSETS FROM THE PLAN	(1,245,259)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	13,216,655

End of year	$8,567,493

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2018
SPECIFIC ASSETS
Employer Securities	$3,177,612
Participant Loans	$—
Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN (name of plan)

Date: June 21, 2019	/s/ Regina J. Elbert
Regina J. Elbert Vice President, Dominion Energy Services, Inc. Human Resources Business Services

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